Exhibit 99.1

PROXY STATEMENT

2018 Annual General Meeting of Shareholders

NICE is a global software leader in omnichannel analytics and cloud solutions for the Customer Engagement and Financial Crime & Compliance markets.  The Company provides platforms and solutions that help organizations understand their customers and employees and predict their intentions and their needs to create exceptional customer experiences, understand their workforce to drive greater efficiency, and identify suspicious behavior to prevent financial crime and non-compliant activities.

Our mission is to provide organizations with the confidence in making the right business decisions based on accurate, relevant and insightful information.

We do this by capturing customer interactions and transactions across multiple channels and sources. We then apply best-in-class analytics to this data to provide real-time insight and uncover intent. Our solutions allow organizations to operationalize this insight and embed it within their daily business processes.

Today, more than 25,000 organizations in over 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. These organizations span all major industries, including banking, telecommunications, insurance, retail, travel and more.

2017 was a very successful year for NICE on multiple fronts: we achieved 31% growth in non-GAAP revenue to a record of $1,346 million, 23% growth in non-GAAP operating income to a record of $336 million and also a record in non-GAAP EPS of $4.10, which represents 14% growth. We reported record cash flow from operations of $395 million in 2017 and an increase in our recurring revenue from 53% last year to 65% in 2017.

 April 3, 2018

Dear Fellow Shareholders,

2017 was a year of solid execution with significant advances made on our NICE2B strategic plan, which centers around NICE becoming a $2 billion revenue company.  The foundation of this plan is our four strategic pillars of cloud, omni-channel, analytics and artificial intelligence. Our strong execution and financial results reflect the success we are having in being clearly aligned between our long terms goals and these four pillars.

This success has transformed NICE into a visibly different company today than it was several years ago:   we have gone from an addressable market of $3 billion to $7 billion today, which is growing rapidly to become a more than $12 billion dollar market;  we have a fast growing cloud business, representing nearly 30% of our revenues at the end of 2017 with a clear path toward 50%; and, we now have the right offerings and very effective go-to-market assets that enable us to address the entire range of organizations from the smallest businesses to the largest enterprises.

In 2017, we further distanced ourselves from our competition with a substantial set of assets that we have gained through both rapid organic innovation and acquisitions, allowing us to effectively execute on our strategy.  One such significant step in expanding our leadership position was the launch of CXone, the industry’s first fully integrated, open, cloud customer service platform. CXone, with its open architecture and hundreds of APIs, is a platform with a complete, analytics based set of integrated applications for the customer service market.  CXone allows NICE and its growing ecosystem of partners to leverage the value of our rapid innovation to the benefit of any enterprise, large and small.  We currently have well over 100 DEVone partners developing solutions on the CXone platform, and these same partners are also offering their solutions in our application marketplace called CXexchange. CXone is the only customer service platform that fully integrates self-service, omnichannel support, analytics and workforce optimization – an ‘all-in-one’ solution for a market that was traditionally forced to purchase solutions piecemeal and expend considerable effort in stitching these solutions together.

CXone is being quickly adopted by our customers, making NICE the preeminent cloud provider in our industry, and it has helped us gain a strong foothold in the mid-market, augmenting our already leading position in the large enterprise market.  Our cloud success is reflected in our strong growth in cloud revenues in 2017 and the more than 550 new cloud customers that we won in 2017, and our platform was recognized by industry analysts as the leading customer service cloud platform.

Cloud has also become a key strategic component in our financial crime and compliance business.  With Essentials, our cloud anti-money laundering and fraud prevention solution, we have already seen significant progress in entering the market for mid-tier financial institutions.  Moreover, one of the largest core banking providers selected Essentials as their standard market offering. This strategic partnership opens up a new and valuable distribution channel to deliver our cloud solutions to thousands of mid-tier financial institutions.

Analytics continues to play a vital role in our platform strategy, and throughout 2017 continued to be a fast growing part of our business, representing more than 60% of our new business.  In 2017, we further enhanced our analytics with the infusion of artificial intelligence.  Artificial intelligence has enabled us to provide analytics solutions that go beyond just providing recommendations to actually automating business actions. There are multiple examples throughout our portfolio. Our cognitive robotics automation solution powered by AI witnessed rapid growth in 2017 and was adopted by some of the leading enterprises worldwide for their most critical business processes. Another example is ActimizeWatch, which is part of our autonomous financial crime management offering that uses consortium data and state of the art machine learning to help defend against potential new types of fraud.  We believe that we are only scratching the surface with the potential of AI, and with thousands of customers and new technologies being developed every day, there is great opportunity for further growth in this strategic pillar.

With the momentum we generated in 2017, we are entering 2018 with a clear strategy, execution plan and endless energy. As we step into 2018 and beyond, we are well positioned for continued success, and to capitalize on our expanding addressable market. We have the industry’s leading technology assets, we have talented and passionate people, and we are in one of the strongest competitive positions that we have ever been.  All this, together with the healthy end markets, makes us excited about the opportunities ahead.

I would like to thank our customers and partners who give us such positive feedback and continue to show such strong support for our business. Whether it is through customer surveys or reference calls, our customers and partners make us feel great about the work we are doing and the impact we are making, and they continue to recognize us as their trusted business partners.

I would like to thank our shareholders for their continued support.  We are incredibly proud of what our company stands for and what we have delivered, but we are even more excited for what the future holds for NICE.

And, I want to recognize our employees.  You run the ship day in and day out, and there is no one more important to NICE than the people that make it what it is today – the clear market leader in our industry.  Thank you for the hard work, new ideas and unrelenting dedication and determination to seeing us succeed.

Sincerely,
Barak Eilam
 Chief Executive Officer

NICE Ltd.
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NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS
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TO BE HELD ON May 14, 2018

Notice is hereby given that the 2018 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE Ltd. (the “Company” or “NICE”) will be held on Monday, May 14th, 2018, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel. Shareholders in the United States are also invited to attend via video conference at our offices at 221 River St, Hoboken, New Jersey. The following items will be voted upon at the Meeting:

1.	To elect five (5) non-executive directors to the Board of the Company;

2.	To elect an outside director to the Board of the Company;

3.	To approve the Company’s Amended Compensation Policy;

4.	To approve equity awards to the Company's non-executive directors;

5.	To approve the renewal of our CEO’s employment agreement;

6.	To re-appoint the Company’s independent auditors and to authorize the Board to set their remuneration; and

7.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2017.

Approval of matters 1, 4 and 6 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon.  Approval of matters 2, 3 and 5 will require the affirmative vote of a majority of the shares present, in person by proxy or by electronic voting, and voting on the matter; provided that either the shares voted in favor of such resolutions include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law”) or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company. Matter 7 will not involve a vote of the shareholders.

Shareholders of record at the close of business on April 10, 2018, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by your broker. Alternatively, you may vote ordinary shares of the Company electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than April 8, 2018. For more information about shareholder proposals, please see Article 18 of the Company's Articles of Association. Should changes be made to any proposal after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K and with the ISA.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board or pursuant to the authorization of the Board, or in the case of shareholders voting ordinary shares of the Company electronically via MAGNA (as described above) at least six hours before the Meeting.

By Order of the Board, Tali Mirsky Corporate Vice President, General Counsel and Corporate Secretary

Date: April 3, 2018

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS Table of Contents

NICE Ltd.

13 Zarchin Street, Ra’annana, Israel

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PROXY STATEMENT
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2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (or “ADSs”) (collectively, the “Shares”) of NICE Ltd. (“Nice” or the “Company”) at the close of business on April 10, 2018, in connection with the solicitation by the Board of proxies for use at the 2018 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Monday, May 14, 2018, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel. Shareholders in the United States are also invited to attend via video conference at our offices at 221 River St, Hoboken, New Jersey.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s Shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: General Counsel, together with a proof of ownership (ishur baalut), as of the record date, issued by his or her broker. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and JP Morgan Chase Bank, N.A., as Depositary, and the holders of the Company’s ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the Board of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Shares with respect to any matter with respect to which shareholders are required by law to indicate whether or not they have a personal interest or as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Shares, or (y) the matter materially and adversely affects the rights of holders of Shares.

Pursuant to the articles of association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board or pursuant to the authorization of the Board, or in the case of shareholders voting electronically via MAGNA (as described above) at least six hours before the Meeting.

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2017, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Report for 2017 on Form 20-F, which was filed with the SEC on March 30, 2018.

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to Nice Ltd., 13 Zarchin Street, Ra’annana, Israel, Attn.: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, no later than May 4, 2018. Any position statement received in accordance with the applicable regulations will be filed on a Current Report on Form 6-K with the SEC and the ISA.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on April 10, 2018, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On March 20, 2018 the Company had 73,702,778 issued Shares, out of which 61,212,974 are outstanding and 12,489,904 are treasury shares held by the Company. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons known to us to beneficially own more than 5% of the Company’s outstanding Shares.

Name	Number of Shares	Percent of Shares Beneficially Owned (1)
Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206, USA	4,947,800 (2)	8.1%
Massachusetts Financial Services Company 111 Huntington Avenue Boston, Massachusetts 02199, USA	4,594,141(3)	7.5%

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(1)          Based upon 61,212,874 ordinary shares issued and outstanding as of March 20, 2018.

(2)          Janus Henderson Group plc reported that these shares are held by managed portfolios. This information is based upon a Schedule 13G filed by Janus Henderson Group plc with the SEC on February 13, 2018.

(3)          This information is based upon a Schedule 13G/A filed by Massachusetts Financial Service Company with the SEC on February 9, 2018.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “OUTSIDE DIRECTORS”)

Under the Company’s articles of association, the Board is to consist of not less than three and not more than thirteen directors. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect five (5) members to the Board and one of the three outside directors of the Company. All the nominees for election qualify as “independent directors” under the NASDAQ listing rules, as discussed below.

The Company’s Board wishes to be comprised of a balanced combination of experienced directors who are familiar with the Company’s business and practices, namely: Messrs. David Kostman and Rimon Ben-Shaul, and members who provide industry acumen and expertise and bring global perspectives to the Board, namely: Messrs. Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph Cowan. In addition we have three outside directors, appointed as mandated by the Israeli Companies Law in effect at the time of their appointment, namely: Mr. Dan Falk, Ms. Yocheved Dvir and Ms. Zehava Simon. Ms. Zehava Simon is standing for election for an additional term, as detailed in Item 2 of this Proxy Statement. This combination positions the Board with the right mixture for addressing the next challenges the Company may face and ensure its continued success. The Company will continue to enhance the capabilities of its Board in the future, seeking new members who may bring global experience, particularly in the hi-tech arena, along with experience in the specific markets in which we operate.

The Company’s Board is currently comprised of eight (8) directors, including three (3) outside directors. The Company’s Nominating Committee, Internal Audit Committee and Board have proposed the following five (5) nominees as the slate of directors (besides the three outside directors) to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s articles of association and applicable law: Mr. David Kostman (Chairman), Mr. Rimon Ben-Shaoul, Mr. Yehoshua (Shuki) Ehrlich, Mr. Leo Apotheker and Mr. Joseph Cowan.

The current cash compensation terms of our non-executive directors were approved at the 2015 annual general meeting of shareholders. Accordingly, each non-executive director, including each outside director, is entitled to an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended, and $1,000 for each Board committee meeting attended (or 60% thereof, respectively, for a meeting designated as a telephonic meeting) (in each case paid in U.S. dollars or in NIS based on the exchange rate on the date of the approval by shareholders), subject to additional value added tax, as applicable. The number of Board and Board committee meetings varies from year to year. In 2017, all members of the Board participated in at least 80% of the Board and Board committee meetings held during the year, with an average participation rate of over 95%. In addition, in 2012, our shareholders approved a supplemental annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $128,571), subject to adjustment for changes in the Israeli consumer price index after September 2012. Also, each director of the Company is covered by the Company’s current directors and officers liability insurance policy, as approved by the shareholders at the 2012 and 2015 annual general meetings, and directors and officer’s indemnification of up to the maximum amount permitted by law, all in accordance with any applicable law and the Company’s articles of association. In addition, our non-executive directors, have in recent years, been granted with annual equity based awards which are approved by our shareholders at each annual shareholder meeting. In 2017, the actual grant date value attributed to the 2017 equity grants, calculated as of the date of the 2017 annual general meeting, was US$200,000 with respect to each of our directors (other than the Chairman) and US$520,740 with respect to our Chairman. In 2017 the Chairman also received a special one-time equity grant with an actual grant date value of US$468,900. See Item 4 below for further details regarding the equity-based compensation of the Company's non-executive directors.

None of the nominated directors have any relationship with the Company. Our Nominating Committee, Internal Audit Committee and Board determined that all of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules, and all of the nominees, excluding the Chairman, qualify as “independent directors” pursuant to regulations under the Israeli Companies Law.

The following information is supplied with respect to each director nominated and recommended to be elected by the Board of the Company and is based upon the records of the Company and information furnished to it by the nominees.

David Kostman has served as one of our directors since 2001, with the exception of the period between June 2007 and July 2008, and as our Chairman of the Board since February 2013. Mr. Kostman is currently co-CEO and board member of Outbrain, Inc. and serves on the board of directors of ironSource Ltd. and Tivit S.A., and is a member of Nanoosh LLC. Mr. Kostman is a former board member of publicly traded Retalix Ltd. (acquired by NCR). From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers (1994-2000) focusing on the technology and Internet sectors and NM Rothschild & Sons (1992-1993), focusing on M&A and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

Rimon Ben-Shaoul has served as one of our directors since September 2001. Between 2001 and 2005, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Since 2002, Mr. Ben-Shaoul serves as Chairman of Grand AutoMotive LLP. Mr. Ben-Shaoul also served as a director of MIND C.T.I. Ltd., BVR Systems Ltd. and several private companies. In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the board of directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel, and several other social organizations. Mr. Ehrlich also serves as a member of the executive board of Israel Venture Network and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Formerly, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from the Tel Aviv University.

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker was the Managing Partner and co-founder of efficiency capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of KMD, one of Denmark’s leading IT and software companies, Unit 4, a leading Dutch software company, and Signavio GmbH, as well as a member of the boards of several international companies including Schneider Electric SA and Steria. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. From October 2013 until September 2017, Mr. Cowan was the CEO and director of Epicor, and since September 2016 has been a director of ChannelAdvisor, Inc. During 2013 Mr. Cowan served as President of DataDirect Networks, Inc., and from 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. Since 2009, he has served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. He served as a Director of DataDirect Networks, Inc. between 2011 and February 2014. Mr. Cowan has also served on the boards of various publicly traded companies, including Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds a M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

It is proposed that at the Meeting the following resolutions be adopted:

1.A.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.B.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.C.	“RESOLVED, that Mr. Yehoshua (Shuki) Ehrlich be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.D.	“RESOLVED, that Mr. Leo Apotheker be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.E.	“RESOLVED, that Mr. Joseph (Joe) Cowan be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy (or, with regards only to Shares held in Tel Aviv Stock Exchange by electronic voting), and voting on the matter, is required for the approval of the election of each nominee.

The Board recommends a vote FOR the approval of each of the proposed resolutions.

ITEM 2

ELECTION OF AN OUTSIDE DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law to appoint at least two outside directors. Pursuant to the Israeli Companies Law, the outside directors are elected by the shareholders for three-year terms. All of the outside directors of a company must be members of its internal audit committee and compensation committee, and each other committee of a company’s board of directors that is authorized to exercise powers of the Board must include at least one outside director.

The Company currently has three outside directors. Mr. Dan Falk and Ms. Yocheved Dvir were elected for an additional three year term by the shareholders of the Company at the Annual General Meeting that took place on May 17, 2016. Ms. Zehava Simon was elected as an additional outside director for a three year term by the shareholders of the Company at the Annual General Meeting that took place on July 9, 2015. Our nominating committee, Internal Audit Committee and Board resolved to recommend that our shareholders elect Ms. Zehava Simon as an outside director for an additional term of three years.

To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its “affiliates,” as such terms are defined in the Israeli Companies Law. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director.  The Company’s Internal Audit Committee has determined that Ms. Simon fully meets these qualifications.

Ms. Simon, as an outside director, shall be entitled to receive compensation identical to that granted to the other non-executive directors from time to time, namely, the annual and per meeting fees, equity grants, as well as directors and officers indemnification and liability insurance, as previously approved at our annual general meetings of shareholders, and as will be amended or approved from time to time, including as amended at the Meeting. See Items 1, 3 and 4 herein for details regarding the cash and equity-based compensation and liability insurance of the Company's non-executive directors, including outside directors. Changes from time to time in the aforementioned compensation terms during a term of service as an outside director shall be in accordance with applicable laws and regulations.

A brief biography of Ms. Simon is set forth below:

Zehava Simon has served as one of our outside directors since July 2015. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until 2013, most recently as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to that, Ms. Simon held various positions at Intel Israel, which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes, a public company traded on NASDAQ and TASE, Nova Measurements, a public traded on NASDAQ and TASE, and Amiad water systems, a public company traded on the London Stock Exchange. Ms. Simon is a former member of the board of directors of Insightec Ltd., M-Systems Ltd. (acquired by SanDisk Corp.) and Tower Semiconductor Ltd. Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and an M.A. in Business and Management from Boston University.

It is proposed that at the Meeting the following resolution be adopted:

It is proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that Ms. Zehava Simon be elected to a three-year term as outside director of the Company, effective as of July 9, 2018.”

Required Vote

Under the Israeli Companies Law, the election of an outside director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that the shares voted in favor of the election include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest", expect for personal interest that is not a result of such shareholders relation to the "controlling shareholders" in such matter pursuant to the requirements and as defined under the Israeli Companies Law.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

Under the Israeli Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of our Shares.

To avoid confusion, in the enclosed form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.” The proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter.  If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's Corporate Secretary and General Counsel, at +972-9-775-3199 or tali.mirsky@nice.com for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of the proposed resolution.

ITEM 3

APPROVAL OF THE COMPANY'S AMENDED COMPENSATION POLICY

FOR OFFICE HOLDERS

Background

Pursuant  to the Israeli Companies Law (the "Companies Law"), companies incorporated under the laws of Israel, whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as NICE, are required to adopt a policy governing the compensation of "Office Holders".1 On July 9, 2015, our shareholders approved the Company’s current Compensation Policy, as later amended and approved by our shareholders on December 14, 2016 (the "Compensation Policy" or the "Policy"). For additional information regarding the Compensation Policy and approval process, see the Notice of the 2015 Annual Meeting of the Shareholders, as filed with the SEC on June 1, 2015, and the Notice of the 2016 Special Meeting of the Shareholders, as filed with the SEC on November 10, 2016.

In general, according to the Companies Law, the Compensation Policy is required to be recommended for approval by the Compensation Committee, followed by the approval of the Board and finally by the shareholders of the Company (by a special majority).

The Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board, in order to consider its adequacy, and must be reapproved in accordance with the above-mentioned approval process at least once every three years.

Following extensive review by the Compensation Committee and by the Board of the Compensation Policy, of the compensation policies of other companies and of applicable benchmark materials, and following consideration of the framework required for appropriately incentivizing the Company’s executives, and after taking into consideration the significant growth of the Company over the last few years as further described in item 5 below, our Compensation Committee and Board have determined that certain provisions of the Compensation Policy should be updated. The proposed amendments to the Compensation Policy are marked in the revised version of the Compensation Policy attached to this Proxy Statement as Exhibit “A” (the "Amended Policy").

If the Amended Policy is adopted in this Meeting, the Amended Policy shall be in force and effect for a period of three years commencing as of the date of its approval.

If the proposed Amended Policy is not approved, then the current Compensation Policy shall continue to be in full force and effect for the duration of the three-year period that commenced as of July 9, 2015, the date of its original approval by our shareholders.

1 The Israeli Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief operating officer, a vice president and any officer of the company who is directly subordinate to the chief executive officer.

The main proposed changes to our Compensation Policy are as follows:

1.
Part II, Section 11.4 – it is proposed to introduce a recruitment award to assist the Company in the recruitment of qualified and experienced executives on a global basis. Such award would be utilized in circumstances deemed appropriate by the Compensation Committee and the Board in order to attract an executive, including where it is required to take into account awards forfeited with a previous employer as a result of transferring to the Company. The grant of such one-time recruitment award in cash or equity, or a combination thereof, shall be capped and not exceed a value equal to 200% of such executive's annual base salary.

The proposed recruitment award is being introduced pursuant to increased competition for executive talent in the technology sector, and specifically in the software sector. Our Compensation Committee and Board believe this tool is mandatory for effective competition over talented leaders in the industry. The Company’s ability to attract highly qualified, experienced and talented executives is crucial for the success and growth of its business. When granting such recruitment awards, the Compensation Committee and Board would seek not to pay more than necessary to secure the right candidate and would ensure any arrangements agreed would be in our shareholders’ best interests, including, if deemed appropriate, by linking such award to specific performance conditions or requiring a minimal term of employment to secure entitlement to such award.

2.
Part III, Section 2 – it is proposed to raise the annual cap placed on the value of equity-based compensation of the Company’s non-executive directors from US$200,000 to US$230,000 (and with respect to our Chairman, proportionally pursuant to the terms of the Compensation Policy). Our Compensation Committee and Board last reviewed our directors’ compensation in comparison to peer group companies in 2015, and since the Company has grown substantially over the last three years (as detailed in Item 5 below), a comparison study was conducted by the Company for an up-to-date evaluation of directors’ compensation at comparable peer group companies – see the Peer Group Study (as defined below in Item 5).  Based on the Peer Group Study and taking into consideration the Company’s growth over the last three years, the Compensation Committee and Board deem it to be in the best interests of the Company and its shareholders to increase the cap set forth in the Compensation Policy for equity based compensation to our non-executive directors and Chairman of the Board as aforementioned. The proposed cap is within the median range of the Peer Group in terms of equity awards and represents a 15% increase of the cap for equity awards to our non-executive directors and Chairman. The Compensation Committee and Board believe that the proposed increase is required in order for the Company to be competitive and properly equipped to attract and maintain qualified directors, with relevant expertise and experience, who can contribute to the continued growth and success of the Company.

In light of the foregoing, the Compensation Committee and Board have approved and recommend that our shareholders approve, the Amended Policy.

It is proposed that at the Meeting the following resolution be adopted:

1.	“RESOLVED, that the Amended Policy, in the form attached as Exhibit A to the Company’s Proxy Statement, be, and it hereby is, approved.”

Required Vote

Under the Israeli Companies Law, approval of a compensation policy or an amendment thereto, requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law; or (ii) that the total number of Shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter against such resolution does not exceed two percent of the outstanding Shares.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted. For a discussion of personal interests and voting procedures with respect thereto, please see Item 2 above, under the caption “Required Vote”.

The Board recommends a vote FOR approval of the proposed resolution.

ITEM 4

APPROVAL OF EQUITY AWARDS TO THE COMPANY'S NON-EXECUTIVE DIRECTORS

Background

The compensation for our non-executive directors is comprised of cash and equity components. The cash component was most recently approved at the 2015 annual general meeting of shareholders. For details regarding the terms of the directors’ cash compensation, please see Item 1 above.

According to the Israeli Companies Law, which differs in this respect from the US law, the approval of our directors’ compensation terms requires, in addition to the approval by our compensation committee and Board, the approval of our shareholders. Our recent practice was to have annual equity based awards of our non-executive directors approved by our shareholders at each annual shareholder meeting.

Our Compensation Committee and Board have approved, and resolved to recommend that our shareholders approve, a new equity award mechanism, whereby our directors, as appointed from time to time, including our outside directors, and our Chairman of the Board, would be entitled to a set annual equity award. Our Compensation Committee and Board believe that the new mechanism for annual equity awards, along with the already approved cash component, would align our directors’ compensation with the common practice implemented by our global peers, recognizing the time, attention, and expertise required by our directors, and setting the foundation for attracting the most qualified and experienced directors in our industry.

Accordingly, commencing as of this Meeting (inclusive of this Meeting), each of the Company’s non-executive directors, including each outside director and the Chairman (whether currently in office or appointed in the future), shall, on the date of each annual general meeting of the shareholders of the Company, be granted an annual equity award under the terms further detailed below without the need for further approval (in addition to the previously approved cash compensation). Such equity award shall not be linked to performance conditions, to ensure that the directors’ independence is not jeopardized. In case a board member is appointed in between annual meetings – the equity award will be granted on the date of his or her appointment and will be pro-rated according to the part of the year that has passed since the previous annual general meeting of the shareholders of the Company, as detailed below. In case a director’s appointment is terminated prior to the end of the term, for any reason, the vesting schedule of such equity award (i.e., quarterly vesting for Market Value Options and full term for RSUs or Par-Value Options, as defined below) assures that any unvested equity upon such date of termination will be forfeited.

Consistent with the type and number of equity awards previously granted to our directors, as approved by our shareholders over the last three years, the mechanism for annual equity awards to each director (other than the Chairman) shall comprise of a mix of Options to purchase Shares at an exercise price equal to the “Market Value” (as defined below) (the “Market-Value Options”) and Par-Value Options or RSUs (based on the jurisdiction of the applicable director-grantee), as follows: (1) 6,000 Market-Value Options, having a value, as of the date of this Proxy, of approximately US$101,786; and (2) 1,500 Par-Value Options or RSUs, having a  value, as of the date of this Proxy, of approximately US$138,600. The annual equity award to the Chairman shall comprise of: (1) 18,000 Market-Value Options with a value, as of the date of this Proxy, of approximately US$305,359; and (2) 3,000 Par-Value Options or RSUs with a value, as of the date of this Proxy, of approximately US$277,200.

The annual equity awards to each director and to the Chairman – each an “Annual Award”.

To the extent that the “Equity Value” (as defined under the Compensation Policy) of the above-mentioned grants exceed the maximum cap set under the Compensation Policy (i.e., US$200,000 and, to the extent the Amended Policy is approved, US$230,000 and with respect to our Chairman, three times this amount) (the "Cap"), then the equity grant recommended above shall be reduced so that its value is equal to the Cap, while maintaining the same ratio between Market-Value Options and RSUs (with fractional units resulting from such reduction being rounded downwards).

The Annual Award will be granted on the date of each annual general meeting of shareholders (including this Meeting), or when such director or Chairman is appointed (the “Date of Grant”), according to the following terms:

(a)
The exercise price of the Market-Value Options will be equal to the average closing price per share of one ADS of the Company as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant (the “Market Value”).

(b)	The Par-Value Options or RSUs shall have an exercise price of NIS 1.00 per share, which is the par value of each Share.

(c)	The equity awards will be granted under the Company’s 2016 Share Incentive Plan (the “2016 Plan”), or under any other then-current share incentive plan of the Company.

(d)	The expiration date of the options shall be six years from the date of grant.

(e)
The Market-Value Options will vest in four equal three-month installments over twelve months commencing as of their Date of Grant, and the Par-Value Options or RSUs will vest upon the earlier of either: (i) twelve months from their Date of Grant; or (ii) the date of the next annual meeting of shareholders, provided that the applicable director-grantee is still a director of the Company on the applicable vesting date.

(f)	The Annual Awards will be subject to the provisions of the Compensation Policy, as amended from time to time, including the claw-back provisions set forth therein.

(g)
If a non-executive director or the Chairman of the Board will be appointed between the annual general meetings of the shareholders of the Company, such director shall be entitled to an Annual Award of options and Par-Value Options or RSUs, reflecting a grant date value equal to the difference between: (i) the value (as of the Date of Grant thereof) of the full Annual Award granted to each of the non-executive directors or the Chairman of the Board, as applicable, on the date of the last annual meeting of the shareholders; and (ii) the quotient of the value of such full Annual Award divided by 12 - and then multiplied by the number of months (including partial months) during the period between the last annual meeting of shareholders and the date of such appointment.

In such event: (i) the number of Par-Value Options or RSUs to be granted as aforementioned, shall be calculated by dividing the value of the applicable Par-Value Options or RSUs by the closing price per share of one ADR of the Company as quoted on the NASDAQ Stock Market on the trading day immediately prior to the Date of Grant; (ii) the number of Market-Value Options to be granted shall be calculated by dividing the value of the applicable Market-Value Option award by the grant date value of one Market-Value Option on the Date of Grant; provided that fractional options or units resulting from such calculations in (i) and (ii) above shall be rounded downwards.

(h)
For assumptions and key variables used in the calculation of the equity grant date value, see note 13b of our audited consolidated financial statements for 2017, forming part of our Annual Report on Form 20-F, which was filed with the SEC on March 30, 2018.

As aforementioned, such equity grant shall also be made to each of the Company's currently serving outside directors pursuant to a resolution of the shareholders from the Company’s 2007 annual shareholders meeting, determining that outside directors shall receive compensation identical to that granted from time to time to other directors of the Company, including equity based compensation.

The value of the equity awards for our directors was examined by the Compensation Committee and the Board and evaluated in accordance with the Peer Group Study further detailed above, taking into account the equity award type and value, as well as the full compensation package of the directors. Following due consideration, our Compensation Committee and Board have determined that the value of our directors’ total compensation, along with proposed Annual Award and taking into account the applicable cap in the Policy, is within the median range of total director compensation provided by peer companies examined pursuant to the Peer Group Study, and that any increase in value of the Annual Awards in comparison to previous years, is merited, as it is a direct result of the Company’s consistent strategic success and the subsequent increase of the Company’s share price and market cap during the such period. The decision to approve a set number of units for the directors’ annual grants (with a cap on the total value of the grant to each director), was designed in order to limit the dilutive effect that may occur if our share price decreases, and in order to limit the total value of the grant in the event of an increase in the share price.

The Company has historically been very conservative and cautious with respect to maintaining low levels of dilution in relation to its share-based compensation plans, and has ensured that the level of dilution on a fully diluted basis (i.e., including outstanding awards granted to employees, along with any authorized pool for equity based compensation), be less than 10% of the Company’s issued and outstanding share capital. Over the last few years, the Company has even managed to decrease its dilution levels and has been well below the 10% threshold. Our Compensation Committee and Board remain committed to maintaining such low levels of dilution, below the 10% threshold, in respect of the Company’s share-based compensation plans.

The Board believes that this proposal is in the best interest of the Company, and that the proposed mechanism for annual equity awards aligns the interests of our directors with those of our shareholders.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed mechanism of annual equity grants of Market-Value Options and RSUs or Par Value Options to our non-executive directors, including to our Chairman, pursuant to the terms as set forth in Item 4 of the Proxy Statement, be, and the same hereby is, approved.”

Required Vote

Under the Israeli Companies Law, approval of director compensation that is consistent with the Company’s existing compensation policy requires the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting on the matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5

RENEWAL OF OUR CEO’s EMPLOYMENT AGREEMENT

Pursuant to the Israeli Companies Law, the terms of office and employment of our Chief Executive Officer (“CEO”) are required to be approved by the Compensation Committee, Board of Directors and shareholders of the Company, in that order. The terms of employment of our CEO, Mr. Barak Eilam, were approved by the shareholders on May 27, 2014 and amended by the shareholders on July 9, 2015, May 21, 2016 and June 27, 2017.

Since the appointment of Mr. Eilam as the Company’s CEO four years ago, at the beginning of 2014, the Company has gone through a significant transformation. The Company successfully executed two significant divestitures, which allowed the Company to gain strategic focus. In addition the Company successful acquired and integrated several companies, including the transformative acquisition of inContact, which accelerated our penetration of the cloud-based services arena and broadened the overall scope of our customer engagement business. In parallel, the Company’s revenues, operating profits and margins have grown significantly.

To illustrate the actual transformation that Mr. Eilam has led, see below the charts indicating our Company’s growth between the end of 2013 and the end of 2017 and the shareholder value created in that period:

Non- GAAP Revenue
(in Million)
Increase of
41%
$1,346
$951
2017
2013

Share Price
Increase of
138%
$94.14
$39.49
2017
2013

Market Cap
(in Billion)
Increase of
141%
$5.71
$2.37
2017
2013

Non-GAAP Operating Margin
Increase of
30%
25.00%
19.20%
2017
2013

Non-GAAP Operating Income
(in Million)
Increase of
84%
$336
$183
2017
2013

Non GAAP EPS
Increase of
59%
$4.10
$2.58
2017
2013

Along with the transformation of the Company, the scope and role of Mr. Eilam as our CEO has also transformed, effectively making him a CEO of a much larger enterprise (e.g. the Company grew from approximately 3,400 employees at the end of 2013 to approximately 5,200 employees as of December 31, 2017). On the background of this success and transformation, our Compensation Committee and Board have looked forward into renewing our CEO’s commitment and retain him with the Company for at least four more years.

Accordingly, our Compensation Committee and Board decided to provide Mr. Eilam with a new four-year compensation package, taking into account also that the on boarding package granted to Mr. Eilam during his appointment in 2014 has now fully vested. The Compensation Committee and Board believe that such compensation package will create a long-term retention effect, strongly incentivizing our CEO to link his future with our Company, while motivating him to continue pushing the Company to overachieve for its shareholders.

In order to evaluate the Compensation terms for our CEO’s new four-year compensation package, and given our Company’s substantive growth during the last four years, as illustrated above, our Compensation Committee and Board reviewed benchmark information relating to the compensation of chief executive officers of peer group companies that is based on (i) surveys conducted in 2017 by Radford, an international compensation surveying company, targeting software companies and peer companies in our industry on a global basis; and (ii) on the Peer Group Study (together, the “Benchmark Information”).

The Peer Group study included 11 peer group companies as detailed below (the “Peer Group”). The Peer Group is comprised of software technology companies that are global and publicly traded, and that are generally comparable to the Company in terms of revenues and market cap (the “Peer Group Study”).

Aspen Technology, Inc.	Blackbaud, Inc.
Black Knight, Inc.	Fair Isaac Corp
Guidewire Software, Inc.	Nuance Communications, Inc.
Nutanix, Inc.	PTC, Inc.
Verint Systems Inc.	Splunk Inc.
Tableau Software, INC.

Accordingly, our Compensation Committee and Board propose to offer our CEO a new compensation package as detailed below. The intention of our Compensation Committee and Board is that following the adoption of the proposed new four-year compensation plan, no additional changes to our CEO’s compensation package will be made during the next four years.

The vast majority of the compensation received by our CEO under his annual compensation terms, is not guaranteed at the date of award and is either at risk (annual cash bonus and performance based RSUs) or tied to his continued employment and to our share price (time based and performance based RSUs) assuring a strong correlation between pay and performance. In 2017, approximately 87% of our CEO's compensation was attributed to such variable components.

Adjustment to Base Salary and Target MBO

The Compensation Committee and Board recommend to our shareholders to approve that Mr. Eilam's annual base salary will be increased from $625,000 to $750,000. The Compensation Committee and Board believe this shall reflect the appropriate base salary for a leading CEO of a global software company, taking into consideration the Benchmark Information. Mr. Eilam’s annual target bonus shall continue to be 100% of his annual base salary. No additional increases to the base salary shall be made during the next four years.

The last increase made to our CEO’s base salary was in 2016, in connection with his relocation to the US. As further detailed in the 2016 proxy statement, the base salary increase at that time was made as part of his relocation to the US and intended to align Mr. Eilam’s base salary with US based CEO salaries of comparable companies (also reflecting the decrease in the value of employee benefits, which are higher in Israel).

CEO Annual Equity Grant

Following the approval by our Compensation Committee, our Board of Directors approved and resolved to recommend to our shareholders to approve, that commencing in 2018 and for a period of three years thereafter (2018 through 2020), our Compensation Committee and Board of Directors may approve annual equity based grants for Mr. Eilam under the Award Framework (as defined below), without the need for further approvals by the shareholders for each such future grant.

It is clarified, that any award granted under the Framework shall be consistent with the Compensation Policy and shall also be subject to the Company remaining below the 10% dilution threshold (as further detailed in item 4 above).

For year 2018, our Compensation Committee and Board approved, and resolved to recommend to our shareholders to approve, the grant of 57,000 RSUs under the terms of the framework further detailed below (34,200 RSUs and 22,800 PRSUs). The grant date fair value of the grant, (which assumes all RSU and PRSUs will vest), is, as of the date hereof, approximately $5.27 Million. If approved by the shareholders, Mr. Eilam's grant will be effective as of the date of its approval by the shareholders, while the vesting of the RSUs will begin as of the date of the Board Resolution (February 14, 2018) .

The annual equity awards will be granted within the following framework (the “Award Framework”), consistent with the Company’s practice over the last couple of years:

•
The structure (including the performance criteria) will be determined by our Compensation Committee and Board of Directors and will generally be as detailed below, consistent with the Company's Compensation Policy and with the equity grant strategy that applies to all of our executive officers.

•	The annual grants shall be made in RSUs, where at least 40% of the RSUs shall be subject to performance based vesting criteria (“PRSUs”).

•
The RSUs shall vest over a period of four years in four equal annual installments beginning upon the first anniversary of the date of its approval by the Board (and with respect to the PRSUs – also conditioned upon the achievement of the performance criteria), and then on each of the three subsequent anniversaries thereafter.

•
The performance criteria of the PRSUs shall be based on year-over-year improvement of the Company's financial performance, i.e. operating income per share and of the Company's revenues with respect to the base line of the previous year’s financial results. The year-over-year rate of improvement required in order to reach the performance vesting criteria is binary, so that there is no partial achievement with respect to the performance criteria. The performance criteria are set at a challenging performance level that is required to be achieved over a period of four years. The performance award also includes an overachievement opportunity in each year, so that if performance is overachieved during the applicable cumulative period in relation to the base line, the performance criteria will be deemed to have been met at such earlier time, but the PRSUs shall still be subject to any remaining time based vesting.  The performance is evaluated following the announcement of our financial results for each such year. The PRSUs can either, upon achievement of the performance criteria, become qualified for vesting subject to the time-based vesting element, or entirely expire. The performance criteria and targets of our CEO’s awards are commercially sensitive, and their disclosure would be detrimental to the interests of the Company and its shareholders alike. However, the Board shall consider whether to disclose the performance criteria and targets in retrospect, once their disclosure is no longer detrimental to the interests of the Company and its shareholders.

•
The value of each annual grant shall not exceed 800% of our CEO’s base salary (which is the cap set in our Compensation Policy). Even in the event that the full value of the award will be granted in a certain year, the total value of our CEO’s target compensation shall still be lower than the median of the Peer Group Study. All of the general RSUs' terms not set forth herein shall be in accordance with the 2016 Plan.

For information relating to the value of Mr. Eilam’s compensation, including equity grants, with respect to the year ended December 31, 2017, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Report for 2017 on Form 20-F, which was filed with the SEC on March 30, 2018.

Other than as set forth above, all of our CEO's other terms of employment (including the terms relating to his termination) remain as previously approved by our shareholders and will apply to the new four-year contract offered for our CEO under this Item 5. For additional information with respect to Mr. Eilam's existing terms of employment, see Item 3 in the proxy statement for the general meeting of the shareholders held May 27, 2014, Item 7 in the proxy statement for the general meeting of the shareholders held July 9, 2015, item 5, in the proxy statement for the general meeting of the shareholders held May 21, 2016 and item 4, in the proxy statement for the general meeting of the shareholders held June 27, 2017.

Special Long Term Incentive Equity Award

Looking forward into the Company’s next four years, our Compensation Committee and our Board believe that Mr. Eilam is the best candidate to lead our Company into the future and have decided to provide him with a special one-time equity award, which is linked to the continuous achievement by the Company of its long term growth and profitability targets and to the creation of long term shareholder value, while also providing a strong retention effect, considering also that our CEO’s on boarding grant from 2014 has now fully vested. This special one-time equity award is a non-recurring award that is separate from Mr. Eilam’s ongoing annual compensation package.

Accordingly, the award is structured as a specially tailored equity award, which includes a significant performance element and a long term vesting mechanism, where the majority of the value is only paid out after the full four-year period. The proposed award also includes an opportunity for overachievement, by including a mechanism whereby the awarded RSUs will be multiplied by a certain modifier, which shall be determined based on our relative TR performance as further detailed below. Under such overachievement mechanism, the number of RSUs received will increase in relation to the level in which the Company performs in relation to the market in terms of TR. In recommending this special one-time grant, our Compensation Committee and our Board took into consideration also the fact that our target annual compensation package, detailed above - totals more than 10% below the median of the Peer Group Study.

The Company shall grant our CEO a special long-term equity award, of 100,000 RSUs (the “LTI RSUs”) all of which shall have an special extended vesting period, where 50% of the LTI RSUs shall vest two years following the Board Approval Date (as defined below) and the remaining LTI RSUs, as well as the Overachievement RSUs (as defined below), shall vest only four years following their Board Approval Date. The vesting schedule stresses the long-term effect and retention element that the special award in designed to create by setting a 2-year cliff and setting the opportunity to receive the majority of the potential award only after the full 4-year period.

40,000 of the LTI RSUs shall be subject to performance conditions which shall include the same performance criteria as detailed above with respect to the proposed 2018 equity award.

In addition, the LTI RSUs shall be subject to a special overachievement mechanism where our CEO shall be entitled to receive, at the end of the full four-year period, up to an additional amount of 25,000 RSUs per each year, as further detailed below, in relation to the degree in which the Company performs in relation to the Total Return (“TR”) of the S&P Software and Services Select Industry Index (the “Index”) in each such respective year (the “Overachievement RSUs”).

The overachievement mechanism, shall evaluate our Company’s performance in terms of TR for each of the four years for which the special equity award applies. The overachievement shall be evaluated in each year with respect to 25,000 of the LTI RSUs by calculating the Company’s percentage of change in TR during such calendar year (commencing 2018) in relation to the percentage of change in the TR of the Index for such year (calculating the average TR of the Company during the 60 days immediately prior to the beginning of each calendar year for the base line TR and the 60 days immediately prior to the end of each calendar year for the performance result) and when overachievement occurs applying a modifier to such RSUs, implemented as detailed below.

No modifier shall be applied and there will be no overachievement with respect to the 25,000 RSUs attributed to that year, if the Company’s TR during such year will be negative.

As long as the Company’s TR is not negative:

•
If the Company’s percentage of change in TR during a certain calendar year will be equal to 1.5% below the percentage of change in TR of the Index (the “Threshold”), a modifier of 10% shall be applied to such year’s 25,000 RSUs (i.e. the total number of RSUs shall increase by 2,500 RSUs).

•
If the Company’s percentage of change in TR is between (i) the Threshold; and (ii) the Index (i.e. Company’s TR is equal to the Index’s TR) – then, in addition to the 10% factor applied for reaching the threshold, for each 0.1 percentage unit above the Threshold, an additional 1% shall be added to the modifier (e.g. if the Index’s TR increased by 10%, while the Company’s TR increased by 9%, Company’s change in TR is 1% below the Index’s change in TR, a modifier of 15% shall be applied, 10% for reaching the Threshold and 5% for each of the 0.1 percentage units above the Threshold).

•
If the Company’s percentage of change in TR is between (i) the Index; and (ii) 3% above the Index, then, in addition to the 25% factor applied for reaching the Index, for each 0.1 percentage unit above the Index, an additional 2.5% shall be added to the modifier (e.g. if Company’s percentage of change in TR is 2% above the Index’s TR, a modifier of 75% shall be applied).

The maximum number of Overachievement RSUs that may be earned for each year shall be capped at 25,000 RSUs. In order to reach the maximum modifier for each year, the Company’s TR must be 3% above the Index’s TR.

No modifier shall be applied and there will be no overachievement with respect to the 25,000 RSUs attributed to that year, if the Company’s percentage of change in TR during such year will be below the applicable threshold. All Overachievement RSUs granted under the above overachievement mechanism shall be received by our CEO only at the fourth anniversary of the Board Approval Date.

The maximum number of LTI RSUs that may be awarded to our CEO, if the LTI RSUs’ that are also subject to performance criteria have been achieved, and in addition, all of the Overachievement RSUs are earned, shall be 200,000 RSUs over a four-year period. The annualized value of the LTI RSUs over their four-year term, using the grant date fair value, is approximately $2.31 million for each year and the annualized value of the Over-achievement RSUs over their four-year term, using the grant date fair value, is approximately $970,000 for each year. In the event that the performance criteria of the performance based LTI RSUs’ have not been achieved – then any over-achievement modifier that is applied to the LTI RSUs shall only be applied to the 60,000 time based LTI RSUs.

This special long-term equity award shall be subject to double trigger acceleration under our CEO’s existing double trigger mechanism, provided however that the acceleration shall only apply to a pro-rated portion of the LTI RSUs – determined in accordance with the relative period of time that has passed between the Date of Grant and the closing of the triggering transaction. Upon the closing of the triggering transaction, the Company shall evaluate its change in TR up to such time (evaluating the performance of each full year and of the 90 consecutive days immediately preceding the announcement of the deal) and shall apply the applicable modifier under the same terms specified above upon the pro-rated portion of the RSUs that are subject to acceleration so as to determine the total number of RSUs that shall be accelerated.

The Board of Directors approved the proposed grant of this special one-time equity award on April 3, 2018 (the "Board Approval Date"). If approved by the shareholders, Mr. Eilam's grant will be effective as of the date of its approval by the shareholders, while the vesting of the RSUs will begin as of the Board Approval Date.

The Company has also received an analysis from a reputable international corporate governance advisory institution, which evaluated the Company under methodologies that are common in the US for evaluating CEO's compensation in relation to performance – the analysis indicated a strong alignment between company performance and CEO pay.

The proposed terms of our CEO’s annual compensation presented above are within the authority granted under the terms of the Compensation Policy. As the proposed special incentive award to our CEO is intended to be a special, one-time, award that is granted outside of his regular annual compensation terms (and is not intended as to reflect our regular policy for compensating our executives) such award is not covered by the Compensation Policy.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the proposed components of Mr. Eilam's new 4 year contract, as described in Item 5 of the Proxy Statement and upon the terms detailed therein, be, and they hereby are, approved."

Required Vote

Under the Israeli Companies Law, approval of CEO compensation requires the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting on the matter; provided that either (i) the shares voted in favor of such matter include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, or (ii) the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate, prior to the voting at the Meeting, whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted. For a discussion of personal interests and voting procedures with respect thereto, please see Item 2 above, under the caption “Required Vote”.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s Audit Committee and Board of Directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the Board of Directors to set the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the Board of Directors of the Company be authorized to set their compensation in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the shares present, in person, by proxy or by electronic voting, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 7

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2017 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on March 30, 2018. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Tali Mirsky
 Corporate Vice President, General Counsel and Corporate Secretary

Date: April 3, 2018

Exhibit A

Executives & Directors Compensation Policy

I.	Overview

1.	Definitions

Company	NICE Ltd.
Law	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.

Compensation Committee	A compensation committee satisfying the requirements of the Law.
Office Holder	Director, CEO, and any senior executive directly subordinate to the CEO all as defined in section 1 of the Law.
Executive	Office Holder, exculding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, Separation Package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in the Law.

Total Cash Compensation
The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and the annual cash target incentive (Target MBO as defined in section 9 below).

Equity Value	The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements.

2.	Global Strategy Guidelines

2.1.	Our Company is a global software company, operating in a competitive global market, with offices and employees globally spread.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, and customer focus, all with a long term perspective.

2.3.
We strongly believe that our business success is much reliant on the excellence of our human resources through all levels. In particular we believe that the company’s ability to achieve its goals require us to recruit motivate and retain high quality and experienced leadership team and directors.

2.4.
Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the "Policy"), which shall enable us to attract and retain highly qualified senior leaders. Moreover, the Policy shall motivate our senior leaders to perform to the full extent of their abilities and to achieve ongoing targeted results in addition to a high level business performance in the long term, aligned with our business strategy.

2.5.
The Policy sets forth our philosophy regarding the Terms of Office and Employment of our Office Holders and is designed to allow us to be responsive to marketplace changes with respect to compensation levels and pay practices.

2.6.	The Policy is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results, long-term performance and strategic decisions.

2.7.
The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package, based among others on geography, business tasks, role, seniority, and skills.

2.8.	The Policy shall provide the Board of Directors with guidelines as to exercising its discretion under the Company’s equity plans.

2.9.	The Policy is guided by the applicable principles set forth in the Law.

3.	Princlples of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed at least annually by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least every three years, or as otherwise required by Law.

3.4.
Our Policy shall be global, but its implementation shall be aligned with local practices and legal requirements and with our intention to treat our Executives fairly and consistently on a global basis.

3.5.
The approval procedures of Terms of Office and Employment as well as back-up data shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.6.	The compensation of each Office Holder shall be taxed and subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

3.7.
Our CEO shall be entitled to determine that non-material changes (i.e. not exceeding  an amount equal to two monthly base salaries for such calendar year) will be made to the benefit terms (i.e., not to the base salary or variable components) of such Executives subordinate to our CEO, without seeking the approval of the Compensation Committee.

4.	Compensation Committee Independence

4.1.
Our Compensation Committee will be comprised of at least three members of our Board of Directors. Each member of our Compensation Committee must meet the independence requirements established under applicable law and/or the applicable rules of any market on which the shares of the Company are traded.

II.	Executive Compensation

1.
When examining and approving Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role, scope of responsibilities and location.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between the cost of an Executive’s compensation, including all components of the Executive’s Terms of Office and Employment, and the cost of salary of the Company’s employees in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company as defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 global companies similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys, taking into consideration for each Executive, among other parameters, the compensation levels and practices applicable to such Executives location.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits;

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation Package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: change in control payment, Sign-on bonus, relocation benefits, studies opportunities and Leave of Absence, etc.

3.	The plan for Executives compensation mix shall comprise of, some or all, of the following components:
Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.	• Individual role, scope and capability based compensation. • Market competitiveness.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, unit and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments. • Align Executive’ objectives with Company, unit and individual's objectives. • Market competitiveness.

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings.	• Company performance based compensation. • Reward long-term objectives. • Align individual's objectives with shareholders’ objectives. • Market Competitiveness.

4.	The compensation package shall be reviewed with each Executive once a year, or as may be required from time to time.

Fixed Compensation

5.	Base Salary:

5.1.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.2.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

6.	Benefits

6.1.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

6.1.1.	Pension plan/ Executive insurance as customary in each territory.

6.1.2.
Additional benefits may be offered as part of the general employee benefits package (Private medical insurance disability and life insurance, transportation (including Company car), communication & media, Israeli education fund, etc.) – in accordance with the local policy of the Company.

6.2.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), as required under local standards and practices.

6.3.
An Executive will be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generaly up to 28 days annualy), subject to the minimum vacation days requirements per country of employmentas well as the local national holidays.

7.	Variable Components

7.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company's goals, revenues, profitability and other key performance indicators ("KPI") shall be considered, taking into account, among others, the Company’s long term perspective and the Executive’s position.

7.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration a long term perspective.

7.3.	Our Board of Directors shall be authorized to reduce or cancel any cash incentive under circumstances which the Board of Directors deems, at its absolute discresion, to be exeptional.

8.	Cash Incentives

8.1.	Management by Objectives ("MBO") Plan

8.1.1.	MBOs are incentive cash payments to the Executives that vary based on the Company and unit’s performance and on their individual performance and contribution of the Executive to the Company.

8.1.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt an MBO plan, which will set forth, for each Executive, targets , a corresponding target MBO payment (which shall be referred to as the “Target MBO”), and the rules or formula for calculation of the MBO payment once actual achievements are known.

8.1.3.
The Compensation committee and Board of Directors may include in the MBO plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s MBO payments with actual achievements.

8.1.4.	The Target MBO of each Executive shall be calculated as a percentage of such Executive’s annual base salary, which shall not exceed 150% for each Executive.

8.1.5.	The annual MBO payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 200% of such Executive's Target MBO.

8.1.6.	At least 80% of the targets shall be measurable. Such objective targets may include, among others, one or more of the following, with respect to the Executive:

•          Company's / Unit's Revenues
•          Company's / Unit's Operating Income
•          Pre-tax profits above previous fiscal year
•          Company's/ Unit's Bookings
•          Collection
•          Customer satisfaction ("CSAT")
•          KPIs
•          EPS
•          The achievement of predefined targets

A non-substantial portion of up to 20% of the targets may be based on non-measurable criteria. If and to the extent permissible pursuant to the Law, with respect to all Executives except our CEO, our Compensation Committee and our Board of Directors may increase the portion of targets that are based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50%. Such non-measurable criteria may be determined by our CEO with the approval of our Compensation Committee and our Board of Directors.

8.1.7.
The objective targets, as well as their weight, shall be determined in accordance with the Executive’s position, the Executive’s individual roles, and the Company and Unit’s long term and short term targets. The measurable objective targets shall include one or more financial target, weighing at least 50% of the Target MBO.

8.1.8.
In the event that the Company's targets are amended by the Board of Directors during a particular year, the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the MBO plan.

8.1.9.	The Board of Directors shall annually determine a threshold with respect to the Company’s objective targets under which no MBO payments shall be distributed.

8.1.10.	Adjustment to the Company and/or Unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.1.11.	The value of the aggregate MBO payments for all Executives in a calendar year shall not exceed 10% of the Company’s non-GAAP net operating income.

8.2.	Special Payments upon M&A

8.2.1.
Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a Change in Control or the applicable events of Corporate Transaction (as such terms are defined in the Company's most recent equity plan, currently the 2016 plan), with payment in cash, in equity, or by a combination thereof, equal to up to 200% of such Executive's annual Total Cash Compensation.

8.2.2.
Our Compensation Committee and Board of Directors shall be authorized, in the event they deem it is required or instrumental in the context of effecting an acquisition (or a merger where the Company is the surviving entity) by the Company, to grant an executive of the target company who will become an Executives following the acquisition, a one-time equity grant equal to up to two times the maximum Equity Value permitted for our Executives under this Policy.

9.	Equity Based Compensation

9.1.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units and restricted shares (restricted share units and restricted shares shall each be referred to herein as "RSUs"), which may be subject to either time-based vesting only ("TRSUs") or subject to vesting based on both time and performance criteria ("PRSUs"), share appreciation rights or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law. Equity Based Components may include any equity in a subsidiary of the Company, which Equity Value shall be determined by an independent appraisal and approved by the Board of directors.

9.2.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.3.
Equity Based Components provide incentives in a long term perspective and shall be granted under the most recent equity plan of the company that defines the terms of these grants to all company’s employees. Our equity based components (including PRSU's) shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest gradually in installments, throughout a period which shall not be shorter than 3 years with at least a 1-year cliff.

9.4.	Equity Based Componenets may consist of a combination of any type of equity provided that no less than 25% of the units and or shares, as applicable, under any grant of RSUs shall be PRSUs.

9.4.1.
With respect to the PRSU's, our Compensation Committee and Board of Directors shall determine for each Executive, measurable performance criteria, a corresponding performance payment and the rules or formula for calculation of the payment once actual achievements are known.

9.4.2.
In the event that the Company's targets are amended by the Board of Directors during a particular year, the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the measurable performance criterias of the PRSU's.

9.4.3.
Adjustment to the Company's measurable performance criteria may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

9.5.
In determining the Equity Based Componenets granted to each Executive, our Compensation Committee and our Board shall consider the factors specified in section II(1) hereinabove, and in any event its Equity Value at the time of grant shall not exceed: (i) with respect to the CEO- 800% of his annual base salary; and (ii) with respect to each of the other Executives- 500% of such Executive's annual base salary.

9.6.
In the event of a Corporate Transaction or a Change in Control event (as such terms are defined in the Company's most recent equity plan, currently the 2016 plan), unvested equity based compensation may be accelerated as determined by the Board of Directors.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
Other than payments required under any applicable law, local practices, vesting of outstanding options, transfer or release of pension funds, manager's insurance policies etc. - the maximum Separation Package of each Executive shall not exceed the value of a one-time Total Cash Compensation of such Executive's. Separation Package shall include any payment and/or benefit paid to an Executive in connection with such Executive's separation, all as defined in section 1 of the Law.

11.	Others

11.1.
Relocation – additional compensation per local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance home leave visit, etc., in accordance with the Company's relocation practices, or otherwise approved as relocation expenses by the Compensation Committee and Board of Directors. The Compensation Committee and Board of Directors may, if they deem it is appropriate under the circumstances, provide compensation for additional general relocation expenses, in an amount that does not exceed 15% of the annual base salary.

11.2.
Leave of absence – an Executive shall be treated in accordance with pay practices in the relevant country, which may also have an effect on base salary and MBO payments, and vesting of equity in accordance with the Company’s Equity plans.

11.3.
Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention ~~or attraction~~ of an Executive, the grant of a onetime incentive in cash, in equity, or by a combination thereof, of up to 100% the Executive's annual base salary.

~~11.3.~~	11.4	Recruitment Award - in circumstances deemed by the Committee and the Board to be necssary and appropriate in order to secure the right candidate, including where it is necessary to take into account awards forfeited at the previous employer, an Executive may be awarded a recruitment award in cash, equity, or by a combination thereof, of up to 200% the Executive's annual base salary.

12.	Clawback Policy

12.1.
In the event of a restatement of the Company’s financial results, we shall seek from our Office Holders reimbursement of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes. The above shall not derogate from any mandatory claw-back requirements pursuant to any applicable law and regulations.

12.2.
Our Compensation Committee and Board of Directors shall be authorized subject to any applicable law and regulations, not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or;(ii) there is low likelihood of success under governing law versus the cost and effort involved;

III.	Director Remuneration:

Our non-executive Directors shall be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.	The Company’s non-executive directors may be entitled to receive an equal cash fee per year and per meeting in the amount equal to up to 2 times the fixed amount[1] under the Law.

1.2.
The Vice Chairman of the Board of Directors and/or the Chairman of any Committee of the Board of Directors may be entitled to receive a cash fee per year and per meeting of up to 3 times the fixed amount under the Law.

1.3.	The Chairman of the Board of Directors shall be entitled to receive a cash fee per year and per meeting of to up to 6 times the fixed amount under the Law.

1.4.
The Company’s non-executive directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors.

2.	Equity Based Compensation:

2.1.	Each of the Company’s non-executive directors shall be entitled to receive equal equity based compensation per year, which value shall not exceed USD ~~200~~ 230,000.

2.2.
The Vice Chairman of the Board of Directors and/or the Chairman of any Committee of the Board of Directors shall be entitled to receive equity based compensation per year of to up to twice the equity based compensation per year of the other non-executive directors.

2.3.	The Chairman of the Board of Directors may be entitled to receive equity based compensation per year of up to three times the equity based compensation per year of the other non-executive directors.

1 As of February 2015 - NIS 89,920 per year and NIS 3,350 per meeting.

2.4.
The aggregate annual equity based compensation granted to all the non-executive directors shall not exceed the Equity Value of number of securities granted under our relevant equity plan, convertible into 0.3% of the Company’s outstanding share capital at the time of grant.

2.5.	The equity based compensation of each of the Company’s non-executive directors shall vest in 4 quarterly installments.

2.6.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

3.	Outside Directors Compensation:

3.1.
The compensation of our outside directors, if any, shall be determined and capped in accordance with the applicable laws and regulations (currently the comparative compensation mechanism specified in section 8a-8b of the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of Outside Directors) -2000).

IV.	Indemnification and Insurance

The Office Holders shall be entitled to the same directors and officer’s indemnification of up to the maximum amount permitted by law, directors and officers liability insurance as shall be approved by the Compensetion Committee, Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

We shall be authorized to provide our directors and officers with a liability insurance policy limited to up to the limits approved by the shareholders at the 2012 annual general meeting.

Our Compensation Committee shall be authorized to: (i) increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years; (ii) with respect to a specific material transaction or a series of related transactions, constituting together a material transaction - to the extent such insurance coverage is required in the opinion of our Compensation Committee, in order to provide adequate coverage for our directors and officers with respect to such a transaction – to purchase coverage in amounts of up to 3 times the then existing limit of coverage, with costs of up to 3 times the then existing limit of premium amounts; in both (i) and (ii) - without an additional shareholders' approval, if and to the extent permitted under the Law.

General

1.1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 15% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this policy

1.2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not, confer upon any of the Office Holders, any rights with respect to the Company.